EXHIBIT 4.8


Cordiant Communications Group plc
1-5 Midford Place
London
W1T 5BH

On behalf of all Obligors as defined in
the Facilities Agreement referred to below

                                                                  4th July, 2003

Dear Sirs

Facilities Agreement dated 4th July, 2000 between Cordiant Communications Group plc as the Parent and certain of its subsidiaries as Borrowers and/or Guarantors, The Bank of New York and HSBC Bank plc as Arrangers, the banks and financial institutions listed therein as the Banks and HSBC Bank plc as Agent, Security Trustee and Common Security Trustee, The Bank of New York as Swingline Bank and HSBC Bank plc as Overdraft Bank (each capitalised term as defined therein) as amended, restated and supplemented from time to time (the "Facilities Agreement")

Amended and Restated Note Purchase Agreement dated 19 April 2002 entered into by Cordiant Finance Inc as Issuer, Cordiant Communications Group plc as Parent Guarantor and the Noteholders listed in Schedule A thereto (the "Amended Note Purchase Agreement")

We refer to the Facilities Agreement and the Amended Note Purchase Agreement. Terms and expressions defined in the Facilities Agreement shall have the same meanings when used in this letter unless otherwise defined.

We refer to Clause 3.2.1 of the Facilities Agreement which provides that the obligation of the Overdraft Bank to make available any Utilisation is subject to the condition that, inter alia, at the date of each Utilisation no Default shall have occurred and be continuing unremedied and unwaived or would result from the making of such Utilisation.

We also refer to the proposed transfer by the Parent of its entire shareholdings in Financial Dynamics Holdings Limited ("FD"), C&FD (Holdings) Limited ("C&FD"), Financial Dynamics Ireland Limited ("FD Ireland") and FD International Limited ("FD Ltd") 3319th Single Member Shelf Trading Company Limited ("Newco") and the transfer by the Parent's Subsidiary Lighthouse Global Network Inc of its entire shareholding in Morgen-Walke Associates, Inc ("MWA") to FD MWA Holdings, Inc., a wholly owned subsidiary of Newco in each case, substantially on the terms of the draft sale and purchase agreement attached to this letter (the "Disposals").

In order to effect the Disposals it will be necessary to:

1 release FD, C&FD, FD Ltd, MWA, Corporate & Financial Design Limited and Financial Dynamics Limited (the "Companies") and the shares in each of the Companies from the security and other obligations of the Finance Documents; and

2 allow the Parent to deposit an amount of up to (pounds)735,712 from the proceeds of the Disposals into an account held at HSBC Bank plc ("HSBC") as cash collateral in respect of all of HSBC's obligations under guarantee number 102/153906B which was issued by HSBC in favour of Holborn Gate (Nominee No 1) Ltd and Holborn Gate (Nominee No 2) Ltd on 6th November, 2000 and to charge in favour of

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     HSBC by way of a first fixed  charge all of its right title and interest in such moneys (the "Charge").

We hereby:

1         waive,  until the Agent  gives any notice to the Parent  under  Clause
          14.2 (Acceleration) of the Facilities Agreement, our rights under Clause 3.2.1 of the Facilities Agreement to prevent Utilisations of the Overdraft Facility;

2 provided that the proceeds of the Disposals (other than those subject to the Charge) are applied in accordance with Clause 8.6.4 of the Facilities Agreement and the Intercreditor Agreement, consent to the Disposals and for the purposes of the Disposals:

2.1 consent to the release of the Companies from their obligations under the Finance Documents and to the creation of the Charge; and

2.2 confirm that we will release (where required) and will otherwise procure or instruct the Security Trustee and/or the Common Security Trustee to release, the Companies from the security and other obligations of the Finance Documents,



Yours faithfully


/s/ [illegible]
.................................................
for and on behalf of
WPP NO. 2337 LIMITED